Exhibit 99       Geological Report of Roberto Noga

SUMMARY OF EXPLORATION

ON THE PLANDEL PROPERTY

PLANDEL,

PHILIPPINES

PLANDEL GOLD CLAIM

Latitude 14º88'148” North                          Longitude 120º 86' 712” East

for
Plandel Resources Inc.
2432. M. Dela Cruz
Pasay City, Philippines

by

Roberto Noga
July 10, 2009

TABLE OF CONTENTS

	SUMMARY	1

1.	INTRODUCTION AND TERMS OF REFERENCE	2
	1.1 Disclaimer	2

2.	PROPERTY DESCRIPTION AND LOCATION	2

3.	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND TOPOGRAPHY	3

4.	HISTORY	3-4

5.	GEOLOGICAL SETTING	4
	5.1 REGIONAL GEOLOGY OF THE AREA	4
	5.11 STRATIGRAPHY	4
	5.12 INTRUSIVE	4
	5.13 STRUCTURE	5

6.	DEPOSIT TYPES	5

7.	MINERALIZATION	6

8.	EXPLORATION	6
	8.1 PROPERTY GEOLOGY	6

9.	DRILLING SUMMARY	6

10.	SAMPLING METHOD; SAMPLE PREPARATION; DATA VERIFICATION	6

11.	ADJACENT PROPERTIES	6

12.	INTERPRETATIONS AND CONCLUSIONS	6

13.	RECOMMENDATIONS	7
	13.1 BUDGET	8

14.	STATEMENT OF QUALIFICATIONS	9

15.	APPENDIX I – REFERENCES	10

16.	APPENDIX II – LOCATION MAPS

SUMMARY

Plandel Resources Inc. has purchased a 100% interest in Plandel Gold Claim. The property consists of one – 9 unit claim block containing 98.5 hectares which have been staked and recorded with the Mineral Resources Department of the Ministry of Energy and Mineral Resources of the Government of the Republic of Philippines.

Plandel Gold Claim, located about 30 km Northeast of the city of Baliuag, (closest city) lies 30 km Southwest of Baliuag and 25 km Northwest of Apalit, is a gold exploration project. The claims are accessible by all-weather government-maintained roads to the town of Baliuag (to the Southwest) and to Apalit to the Northwest. Year-round deep sea port facilities at Baliuag and the skilled population base found between Baliuag and Apalit is readily available.

The district is immensely rich in mineral resources. The high elevation forest of the district have concentrations of heavy minerals like Ilmenite, Rutile, Monosite and Zircon which offer scope of exploitation for industrial purpose.

A recommended two phased mineral exploration program consisting of air photo interpretation, geological mapping, geochemical soil sampling and geophysical surveying will enhance the targets for diamond drilling. This exploration program to fully evaluate the prospects of the Plandel Gold Mine, at a cost of Php 1,829,500 is fully warranted to be undertaken.

1.	INTRODUCTION

In 2009, Plandel Resources Inc. acquired a 100% interest in the Plandel Gold Claim that was staked to cover gold zones within the similar to the Nabo Gold Claim which is located approximately 35 kilometers to the south of the Plandel Gold Claim, produced in excess of 29 million ounces of gold and is currently being reactivated on a limited basis.

The claim is located 25 km Northwest of Apalit, 30 km Northeast Baliuag which is the closest city.

Previous exploration work to investigate the mineral potential of the property has outlined some favourable areas for continued exploration and development.

This report was initiated by the President of Plandel Resources Inc. to summarize the exploration potential of the Plandel Gold Claim and its mineral prospects, to be filed with the appropriate regulatory bodies

1.1	Disclaimer

In order to write the report, historical and current geological reports of the area and of the property were reviewed. A visit to the area of the property was made in July 6 – 8, 2009 for the purpose of evaluating the exploration potential of the area. The reports by previous qualified persons as presented from a literature search of the Mineral Resources Department of the Ministry of Energy and Mineral Resources of the Government of the Republic of the Philippines in its annual reports, papers, Geological Survey maps and assessment reports provide most of the technical basis for this report.

2.	PROPERTY DESCRIPTION AND LOCATION

Plandel Gold Claim project consists of 1 unpatented mineral claim, located 30 kilometers Northwest of the city of Baliuag  at UTM co-ordinates Latitude 14º88'148” N and Longitude 120º 86' 712” E. The mineral claim was assigned to Plandel Resources Inc. by Rojas Ventures Ltd and the said assignment was filed with the Mineral Resources Department of the Ministry of Energy and Mineral Resources of the Government of the Republic of the Philippines.

There are no known environmental concerns or parks designated for any area contained within the claims. The property has no encumbrances.  As advanced exploration proceeds there may be bonding requirements for reclamation.

Plandel Resources Inc. has purchased a 100% interest in the property.

3.	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE ANDTOPOGRAPHY

Plandel Gold Claim is accessible from Plandel by traveling on the country’s only highway system which for the most part consists of one lane in each direction and by taking an all weather gravel road. Plandel lies in a non-active seismic area, which means that it is free from major earthquakes. The city was formed in the so-called Carbon period, some 350 million years ago. During this period, large shallow marshes were formed with abundant vegetation. The rotting plants and trees in these marshes turned into peat and later into coal. The town still has large coal reserves, the basis for the city’s coal mining industry of today.

The Philippines is situated between 5 and 22 degrees North latitude. This means the country falls within the so-called tropical climate zone, a zone characterized by high temperatures the whole year round, relatively high rainfall and lush vegetation. Rainfall on the city can occur in every month, but the wettest months are October, November and December. Annual rainfall is approximately 1.5 meters. Due to the steep, deforested, mountains on average 60 percent of the rainwater runs off fast to the sea. The remaining 40 percent partly evaporates partly seeps through to the island’s underground water aquifier.

Plandel has an experienced work force and will provide all the necessary services needed for an exploration and development operation, including police, hospitals, groceries, fuel, helicopter services, hardware and other necessary items. Drilling companies and assay facilities are present in Baliuag.

4.	HISTORY

Deposits of shell and eroded sand formed the basis for the limestone, which makes up most of Philippines. This limestone was, over the ages, pushed upwards, making it possible to find today sea fossils high in the country’s mountains. This pushing up continues today. It is caused by the fact that the Philippine Plate, on which most of the country lies, is slowly diving under the Eurasian Plate of the mainland of Asia.

Philippines are characterized by steep mountains without any substantial forest cover. Highest peaks reach over 1,000 meters. The island is 300 km long and 35 km wide. High, steep mountains, short distances and lack of forest cover mean that rainwater runs fast to the sea, causing substantial erosion.

The island has vast copper, gold and coal reserves which are mined mainly in the central part.

Plandel Resources Inc. is preparing to conduct preliminary exploration work on the property.

5.	GEOLOGICAL SETTING

5.1	Regional Geology of the Area

The hilly terrains and the middle level plain contain crystalline hard rocks such as charnockites, granite gneiss, khondalites, leptynites, metamorphic gneisses with detached occurrences of crystalline limestone, iron ore, quartzo-feldspathic veins and basic intrusives such as dolerites and anorthosites. Coastal zones contain sedimentary limestones, clay, laterites, heavy mineral sands and silica sands. The hill ranges are sporadically capped with laterites and bauxites of residual nature. Gypsum and phosphatic nodules occur as sedimentary veins in rocks of the cretaceous age. Gypsum of secondary replacement occurs in some of the areas adjoining the foot hills of the Western Ghats. Lignite occurs as sedimentary beds of tertiary age. The Black Granite and other hard rocks are amenable for high polish. These granites occur in most of the districts except the coastal area.

5.1.1	Stratigraphy

The principal bedded rocks for the area of Plandel Gold Claim (and for most of the Philippines for that matter) are Precambrian rocks which are exposed along a wide axial zone of a broad complex.

Gold at the Nabo Gold Mine (which, as stated above, is in close proximity to the Plandel Gold Claim) is generally concentrated within extrusive volcanic rocks in the walls of large volcanic caldera.

5.1.2	Intrusive

In general the volcanoes culminate with effluents of hydrothermal solutions that carry precious metals in the form of naked elements, oxides or sulphides.

These hydrothermal solutions intrude into the older rocks as quartz veins. These rocks may be broken due to mechanical and chemical weathering into sand size particles and carried by streams and channels. Gold occurs also in these sands as placers.

Recent exploration result for gold occurrence in Plandel, Kalinga is highly encouraging. Gold belt in sheared gneissic rocks is found in three subparallel auriferous load zones where some blocks having 300 to 600 meter length and 2 to 3.5 meter width could be identified as most promising ones.

5.1.3	Structure

DEPOSITIONAL ENVIRONMENT / GEOLOGICAL SETTING: Veins form in high-grade, dynamothermal metamorphic environment where metasedimentary belts are invaded by igneous rocks.

HOST/ASSOCIATED ROCK TYPES: Hosted by paragneisses, quartzites, clinopyroxenites, wollastonite-rich rocks, pegmatites. Other associated rocks are charnockites, granitic and intermediate intrusive rocks, quartz-mica schists, granulites, aplites, marbles, amphibolites, magnetite-graphite iron formations and anorthosites.

TECTONIC SETTING(S): Katazone (relatively deep, high-grade metamorphic environments associated with igneous activity; conditions that are common in the shield areas).

DEPOSITIONAL ENVIRONMENT / GEOLOGICAL SETTING: Veins form in high-grade, dynamothermal metamorphic environment where metasedimentary belts are invaded by igneous rocks.

6.	DEPOSIT TYPES

Deposits are from a few millimeters to over a metre thick in places. Individual veins display a variety of forms, including saddle-, pod- or lens-shaped, tabular or irregular bodies; frequently forming anastomosing or stockwork patterns

Mineralization is located within a large fractured block created where prominent northwest-striking shears intersect the norths triking caldera fault zone. The major lodes cover an area of 4 km and are mostly within 600m of the surface. Lodes occur in three main structural settings:

(i)	steeply dipping northweststriking shears;

(ii)	flatdipping (1040) fractures (flatmakes); and

(iii)	shatter blocks between shears.

Most of the gold occurs in tellurides and there are also significant quantities of gold in pyrite.

7.	MINERALIZATION

No mineralization has been reported for the area of the property but structures and shear zones affiliated with mineralization on adjacent properties pass through it.

8.	EXPLORATION

Previous exploration work has not to the author’s knowledge included any attempt to drill the structure on Plandel Gold Claim. Records indicate that no detailed exploration has been completed on the property.

8.1	Property Geology

To the south of the property is intrusives consisting of rocks such as tonalite, monzonite, and gabbro while the property itself is underlain by sediments and volcanics. The intrusives also consist of a large mass of granodiorite towards the western most point of the property.

The area consists of interlayered chert, argillite and massive andesitic to basaltic volcanics. The volcanics are hornfelsed, commonly contain minor pyrite, pyrrhotite.

9.	DRILLING SUMMARY

No drilling is reported on the Plandel Gold Claim.

10.	SAMPLING METHOD; SAMPLE PREPARATION; DATA VERIFICATION

All the exploration conducted to date has been conducted according to generally accepted exploration procedures with methods and preparation that are consistent with generally accepted exploration practices. No opinion as to the quality of the samples taken can be presented.

No other procedures of quality control were employed and no opinion on their lack is expressed.

11.	ADJACENT PROPERTIES

Adjacent properties with type of deposit that has been discovered in the area are not major facets to this report.

12.	INTERPRETATIONS AND CONCLUSIONS

The area is well known for numerous productive mineral occurrences.

The locale of the Plandel Gold Claim is underlain by the units of the Precambrian rocks that are found at those mineral occurrence sites.

These rocks consisting of cherts and argillites (sediments) and andesitic to basaltic volcanic have been intruded by granodiorite. Structures and mineralization probably related to this intrusion are found throughout the region and occur on the claim. They are associated with all the major mineral occurrences and deposits in the area.

Mineralization found on the claim is consistent with that found associated with zones of extensive mineralization. Past work however has been limited and sporadic and has not tested the potential of the property.

Potential for significant amounts of mineralization to be found exists on the property and it merits intensive exploration.

13.	RECOMMENDATIONS

A two phased exploration program to further delineate the mineralized system currently recognized on Plandel Gold Claim is recommended.

The program would consist of air photo interpretation of the structures, geological mapping, both regionally and detailed on the area of the main showings, geophysical survey using both magnetic and electromagnetic instrumentation in detail over the area of the showings and in a regional reconnaissance survey and geochemical soil sample surveying regionally to identify other areas on the claim that are mineralized and in detail on the known areas of mineralization. The effort of this exploration work is to define and enable interpretation of a follow-up diamond drill program, so that the known mineralization and the whole property can be thoroughly evaluated with the most up to date exploration techniques.

13.1	Budget

The proposed budget for the recommended work in Php 1,829,500 is as follows:

Phase I

1.	Geological Mapping	Php	315,000

2.	Geophysical Surveying	Php	276,000

	TOTAL PHASE I	Php	591,000

Phase II

1.	Geochemical surveying and surface sampling	Php	1,238,500
	(includes sample collection and essaying)

	TOTAL PHASE II	Php	1,238,500

GRAND TOTAL EXPLORATION		Php	1,829,500

14.  STATEMENT OF QUALIFICATIONS

I, ROBERTO NOGA, of 45 Mora Street, Mexico, Panpamga, Philippines hereby certify that:

1.           I am a graduate of the University of The Philippines, Manila, Philippines with a Bachelor of Science degree in Geology (1978) and a Masters of Science (1982) from the same University;

2.           I have worked as Geologist for over 30 years;

3.           I have worked as a Geological Consultant for companies in the Philippines such as Legaspi Resources, Villeyo Explorations, and Leogarndo Resources and have consulted for several other companies around the world writing reports for their use and am therefore qualified to write this report and recommend the proposed exploration program and budget in this report;

4.           I am a member of the Geological Society of Philippines.

5.           I visited the property from July 6th to 8th, 2009. During this visit, I was able to interview field party personnel who were working throughout the property.

6.           I am responsible for this report and the opinions expressed therein including the information in the Appendices which are affixed to this report and are a part of it, and referred to in the report but contain more "field work" type detail and specifications of the analysis.

7.           There are no material facts or material changes in the subject matter of this report that would mislead the reader.

8.           I have no interest, direct or indirect, in the properties or shares of Plandel Resources Inc, nor do I expect to receive any.

9.           I have no prior involvement with this property and have read Instrument and Form 43-101 F1 and this technical report has been prepared in compliance with this instrument and Form 43-101 F1.

10.         I hereby grant my permission for Plandel Resources Inc. to use this report for any corporate use normal to the business of the Company.

Dated at Manila, Philippines this 10th day of July, 2009.

Roberto Noga

APPENDIX I

REFERENCES

•	Corby, Grant W., et al GEOLOGY AND OIL POSSIBILITIES OF THE PHILIPPINES

•	Garrison, R. E., et.al. / PETROLOGY, SEDIMENTOLOGY, AND DIAGENESIS OF HEMIPELAGIC LIMESTONE AND TUFFACEOUS TUBIDITES IN THE AKSITERO FORMATION, CENTRAL LUZON, PHILIPPINES

•	Mining Bureau Gold in the Philippines

•	By James W. Boyd Fundamentals of Coal and Mineral Valuations

•	Ricardo Carrere (WRM International Coordinator) MINING Social and Environmental Impacts

•	Presidential Decrees on Mining, with Implementing Regulations, Special Laws, and other Materials. Manila, Philippines